EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

February 25, 2010

Linda Stirling

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C.  20549

Trusts*	Funds**	Post Effective Amendment Nos. to the 1933 Act on Form N-1A***	Accession Nos.
Evergreen Equity Trust File Nos. 333-37453 and 811-08413	Evergreen Health Care Fund, Evergreen Utility and Telecommunications Fund	129	0000907244-09-000696
Evergreen International Trust File Nos. 333-42195 and 811-08553	Evergreen Precious Metals Fund	37	0000907244-09-000697

*Each of the Trusts referred to as the “Registrants.”

**All of the Funds collectively are referred to as the “Funds.”
***The Post-Effective Amendments are referred to as the “Registration Statements.”

Dear Ms. Stirling:

Please note the following responses to the comments you provided by telephone to the Registrants’ Registration Statements on Form N-1A (as identified above) filed on December 22, 2009 (accession numbers identified above) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”):

Prospectus – General Comments

Comment: You asked that we remove the “Class B shares” footnote from the prospectus cover page.

Response:            We made the requested change.

Comment: You noted that, in the EDGAR filing, the font size in the tables entitled “Shareholder Fees,” “Annual Fund Operating Expenses” and “Average Annual Total Returns” seemed inconsistent, and you requested that we make the font sizes consistent.

Response:            We made the requested change.

Comment: You asked that we remove the footnote to the Shareholder Fees table.

Response:            We respectfully decline to make the requested change. Instruction 2(a)(i) to Item 3 of Form N-1A provides that a “Fund may include in a footnote to the table … a narrative explanation of the sales charges.” We believe the footnote, and its placement directly below the Shareholder Fees table, is consistent with the instruction and helps to facilitate a potential shareholder’s understanding of the information presented.

Comment: You asked that we conform the introduction to the Fees and Expenses table to the example language set forth in Item 3 of Form N-1A by deleting the second and third sentences.

Response:            We made the requested change.

Comment: You requested that the line item “12b-1 Fees” in the Annual Fund Operating Expenses table be changed, so that it reads “Distribution and/or Service (12b-1) Fees.”

Response: We made the requested change.

Comment: You requested that we replace the last sentence in the Expense Example paragraph to match the last sentence in the corresponding disclosure in Item 3 of Form N-1A.

Response:            We made the requested change.

Comment: In the discussion of each Fund’s investment strategy required by Item 4 of Form N-1A, you requested that we include an explanation of how the Fund’s portfolio managers decide which securities to buy and sell.

Response:            With respect to each Fund, we respectfully decline to make the requested change. Item 4(a) of Form N-1A requires the Fund to “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies . . . and any policy to concentrate in securities of issuers in a particular industry or group of industries.”  The item does not specifically call for an explanation of how the Fund’s portfolio managers decide which securities to buy and sell (“Selection Criteria”) and we have concluded that any Selection Criteria employed by the Fund’s portfolio managers does not represent a principal investment strategy of the Fund.  Disclosure responsive to Item 9(b)(2) of Form N-1A, which calls for an explanation “in general terms [of] how the Fund’s adviser decides which securities to buy and sell,” will be included in the Fund’s Statutory Prospectus, as that term is defined in Rule 498 under the 1933 Act.

Comment: You requested that we delete the sentence in the Principal Risk Summaries section that provides a cross-reference to another section in the prospectus and a section in the SAI.

Response: We made the requested change.

Comment: You requested that we tailor our “Investment Style Risk” disclosure to more closely reflect the particular style of each fund (e.g. growth or value style).

Response: We made the requested change.

Comment: You asked that the after-tax returns footnote to the Average Annual Total Returns table be converted to paragraph form.

Response:            We respectfully decline to convert the disclosure found in the “after-tax returns” footnote to the Average Annual Total Returns table to paragraph form because we believe the use of this footnote facilitates a potential shareholder’s understanding of the information presented by indicating that the information relates directly to the table and by marking clearly to which portions of the table the disclosure is relevant.

Additionally, the “after tax returns” footnote is adjacent to the table as required by Item 4(b)(2)(iv).

Comment: In the introduction to the Performance table, you asked that we provide an explanation of how the information illustrates the variability of the Fund's returns (e.g., by stating that the information provides some indication of the risks of investing in the Fund by showing changes in the Fund's performance from year to year), as required by Item 4(b)(2)(i) of Form N-1A.

Response: We respectfully decline to make the requested change. Item 4(b)(2)(i) of Form N-1A requires the Fund to “[p]rovide a brief explanation of how the information illustrates the variability of the Fund’s returns (e.g., by stating that the information provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year . . .).” We feel that the disclosure as written conveys the risks by stating that the returns vary from year to year.

We make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file a post-effective amendment to the Registration Statement on or around February 26, 2010 to incorporate the responses to your comments described above.  Please feel free to call me at (617) 210-3682 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.